UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Celator Pharmaceuticals, Inc.

(Name of Subject Company)

Plex Merger Sub, Inc.

(Name of Offeror)

An Indirect Wholly-Owned Subsidiary of

Jazz Pharmaceuticals Public Limited Company

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

15089R102

(CUSIP Number of Class of Securities)

Suzanne Sawochka Hooper, Esq.

Executive Vice President and General Counsel

Jazz Pharmaceuticals Public Limited Company

c/o Jazz Pharmaceuticals, Inc.

3180 Porter Drive

Palo Alto, California 94304

Tel: (650) 496-3777

Copy to:

Barbara Borden

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,525,877,169.75	$153,655.83

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (i) 42,966,043 outstanding shares of common stock of Celator Pharmaceuticals, Inc. (“Celator”), par value $0.001 per share (the “Shares”), multiplied by the offer price of $30.25 per Share, (ii) 5,395,386 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $30.25 per Share, multiplied by $27.78, which is the offer price of $30.25 per Share minus the weighted average exercise price for such options of $2.47 per Share, (iii) 2,871,632 Shares issuable pursuant to outstanding warrants with an exercise price less than the offer price of $30.25 per Share, multiplied by $26.56, which is the offer price of $30.25 per Share minus the weighted average exercise price for such warrants of $3.69 per Share. The calculation of the filing fee is based on information provided by Celator as of June 7, 2016.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015 by multiplying the transaction value by .0001007.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$153,655.83	Filing Party:	Jazz Pharmaceuticals
			Public Limited Company and Plex
			Merger Sub, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	June 10, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on June 10, 2016 by Plex Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Jazz Pharmaceuticals plc, a public limited company organized under the laws of Ireland (“Parent”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Celator Pharmaceuticals, Inc., a Delaware corporation (“Celator”), at $30.25 net to the seller in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2016 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer”.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Offer to Purchase

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

Item 11 of the Schedule TO and the disclosure under Section 15 “Conditions of the Offer” of the Offer to Purchase are hereby amended and supplemented by inserting the following paragraph to the end of such Section 15:

“The condition to the Offer requiring that any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer and the consummation of the Merger shall have expired or been terminated has been satisfied by the expiration of the HSR Act waiting period, effective June 24, 2016 at 11:59 p.m. (Eastern Time).

Even though the requisite waiting period under the HSR Act has expired, at any time if the Antitrust Division (as defined below) or the FTC believes before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the Transactions by seeking a federal court order enjoining the Transactions, or if the Shares have already been acquired, requiring disposition of such Shares or the divestiture of substantial assets of Parent, Celator or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the U.S. federal antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While we believe that the consummation of the Offer will not violate U.S. federal antitrust laws, there can be no assurance that the Offer and the Transactions will not be challenged on antitrust grounds or the outcome of any challenge on antitrust grounds. If any such action is commenced by the FTC, the Antitrust Division, any state or other governmental body, Purchaser may not be obligated to consummate the Offer and the Merger.”

On June 26, 2016, Parent issued a press release announcing the termination of the waiting period, a copy of which is filed as Exhibit (a)(5)(ii) and is incorporated herein by reference.

Item 11 of the Schedule TO and the disclosure under Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and supplemented by deleting and replacing the second paragraph appearing under the heading “Antitrust Compliance” to read as follows:

“Pursuant to the Merger Agreement, we and Celator filed our respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on June 9, 2016 for review in connection with the Offer. The initial waiting period under the HSR Act commenced on June 9, 2016 and expired, effective June 24, 2016 at 11:59 p.m. (Eastern Time). Accordingly, the condition to the Offer requiring that any waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in Section 15—“Conditions of the Offer” of the Offer to Purchase.

Even though the requisite waiting period under the HSR Act has expired, at any time if the Antitrust Division or the FTC believes before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the Transactions by seeking a federal court order enjoining the Transactions, or if the Shares have already been acquired, requiring disposition of such Shares or the divestiture of substantial assets of Parent or Celator or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the U.S. federal antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While we believe that the consummation of the Offer will not violate U.S. federal antitrust laws, there can be no assurance that the Offer and the Transactions will not be challenged on antitrust grounds or the outcome of any challenge on antitrust grounds. If any such action is commenced by the FTC, the Antitrust Division, any state or other governmental body Purchaser may not be obligated to consummate the Offer and the Merger.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(ii)	Press Release issued by Parent, dated June 26, 2016

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 27, 2016

Plex Merger Sub, Inc.

By:	/s/ Matthew P. Young
	Name:	Matthew P. Young
	Title:	Treasurer

Jazz Pharmaceuticals plc

By:	/s/ Matthew P. Young
	Name:	Matthew P. Young
	Title:	Executive Vice President, Chief Financial Officer

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of June 10, 2016*

(a)(1)(ii)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(vi)	Summary Advertisement, as published in The New York Times on June 10, 2016*

(a)(5)(i)	Press Release issued by Parent, dated May 31, 2016 (incorporated by reference to the Current Report on Form 8-K filed by Parent on May 31, 2016)

(a)(5)(ii)	Press Release issued by Parent, dated June 26, 2016

(b)(1)	Credit Agreement, dated as of June 18, 2015, among Parent, Jazz Securities Limited, Jazz Pharmaceuticals, Inc., Jazz Financing I Limited, Jazz Pharmaceuticals Ireland Limited, the lenders party thereto and Bank of America, N.A., as Collateral Agent, Administrative Agent, Swing Line Lender and L/C Issuer (incorporated by reference to the Current Report on Form 8-K filed by Parent on June 18, 2015)

(c)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of May 27, 2016, among Celator, Parent and Purchaser (incorporated by reference to the Current Report on Form 8-K filed by Parent on May 31, 2016)

(d)(2)	Form of Tender and Support Agreement, dated as of May 27, 2016, among Parent, Purchaser and certain stockholders of Celator (incorporated by reference to the Current Report on Form 8-K filed by Parent on May 31, 2016)

(d)(3)	Confidential Disclosure Agreement, dated December 22, 2014, by and between Parent and Celator*

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Previously filed.